UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment Number 2)

Under the Securities Exchange Act of 1934

ZORO MINING CORP.

(Name of Issuer)

Shares of Common Stock, par value $0.00001 per share

(Title of Class of Securities)

98977W201

(CUSIP Number)

HAROLD W. GARDNER
3040 North Campbell Avenue #110
Tucson, Arizona 85719

Telephone No. 520.299.0390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2009

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person: Harold W. Gardner

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Reporting Person With:

7.	Sole Voting Power: 2,629,052 (1)

8.	Shared Voting Power: 9,172,515 (2)

9.	Sole Dispositive Power: 2,629,052 (1)

10.	Shared Dispositive Power: 9,172,515 (2)

11.	Aggregate Amount Beneficially Owned by Reporting Person: 11,801,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions ): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.8% (3)

14.	Type of Reporting Person ( See Instructions): IN
 ____________________
(1) These 2,629,052 shares consist of (i) 2,589,052 shares held by the Reporting Person directly and (ii) 40,000 shares owned by Pro Business Trust. Mr. Gardner is the sole officer and director of Pro Business Trust and has sole voting and dispositive power.

(2) These 9,172,515 shares consist of (i) 7,770,000 shares held by Gareste Limitada and (ii) 1,402,515 shares held by Integrity Capital Group LLC.

On December 2, 2009, Gareste Limitada, a Chilean private corporation, acquired 7,770,000 shares of the Issuer’s common stock from the sale of certain mineral properties to the Issuer.  The Reporting Person is the Managing Partner and 50% owner of Gareste Limitada.

The Reporting Person acquired on December 2, 2009, an indirect approximate 29.7% minority interest in South American Business Holdings Company CO of the Netherlands of 772 Werzbach Road, Suite 902, San Antonio, TX that owns 100% of 1,402,515 shares of the Issuer’s common stock owned by Integrity Capital Group LLC, an investment holding company with an address at 772 Werzbach Road, Suite 902, San Antonio, TX.  In accordance with the terms and conditions of a mineral property acquisition agreement dated April 12, 2007 (the “Option Agreement”) among the Issuer and certain mineral property vendors which included Integrity Capital Group LLC (collectively, the “Vendors”), the Vendors granted to the Issuer the sole and exclusive option to acquire a 100% undivided beneficial and registerable interest in and to certain unencumbered mineral property interests in consideration of the sale and transfer by one of the Issuer’s founding shareholder/affiliates to the Vendors of an aggregate of 1,775,000 post reverse split shares of the Issuer at a purchase price of $0.0001 per share.  Effective May 7, 2007, the Issuer completed the terms and conditions of the Option Agreement, thus requiring the founding shareholder/affiliate of the Issuer to transfer to Integrity Capital Group LLC an aggregate 1,402,515 post reverse split shares of the Issuer’s common stock.

(3) Based on 28,201,536 shares of the Issuer’s common stock issued and outstanding as of December 2, 2009.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of Zoro Mining Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer is 3040 North Campbell Avenue #110 Tucson, Arizona 85719.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Harold W. Gardner (the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is 3040 North Campbell Avenue #110, Tucson, Arizona 85719.

C.	Present Principal Occupation and Employment:

The Reporting Person’s present principal occupation is as a businessman. The Reporting Person is Chief Operating Officer, VP Business Development and a director of the Issuer.  The Reporting Person also consults to the Issuer via his affiliate, Pro Business Trust, which has an address of 3430 Sunrise Drive, Suite 120, Tucson, Arizona 85718.

D.	Criminal Proceedings:

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 2,589,052 shares held directly by the Reporting Person consist of:  (i) 171,275 shares acquired by the Reporting Person pursuant to private transactions between February and May 2007 for aggregate consideration of $1,797 from the Reporting Person’s personal funds, and (ii) a further 2,817,777 shares acquired by the Reporting Person pursuant to debt settlements with the Issuer of an aggregate amount of $1,127,110 on August 2, 2008, less (iii) 400,000 shares transferred by the Reporting Person as collateral for an aggregate of $100,000 in loans received from three individuals from November through December 2009.  The collateral is to be returned after repayment of loaned amounts by the Reporting Person.

The 40,000 shares held indirectly by the Reporting Person through Pro Business Trust (but as to which the Reporting Person has sole voting and dispositive power), were acquired in private transactions on May 7, 2007 for nominal value.  An aggregate of 40,000 warrants that were granted by the Issuer to Pro Business Trust on May 18, 2007, and which were exercisable at $30.00 per share until May 18, 2009 have expired without exercise.  These warrants were granted in accordance with the terms of agreements regarding rendering of managerial services to the Issuer.

On December 2, 2009, Gareste Limitada acquired 7,770,000 shares of the issuer’s common stock at a deemed issuance price of $0.50 per share as consideration for the sale of certain mineral properties to the Issuer.

The Reporting Person acquired on December 2, 2009, an indirect approximate 29.7% minority interest in South American Business Holdings Company CO of the Netherlands of 772 Werzbach Road, Suite 902, San Antonio, TX that owns 100% of 1,402,515 shares of the Issuer’s common stock owned by Integrity Capital Group LLC, an investment holding company with an address at 772 Werzbach Road, Suite 902, San Antonio, TX.  In accordance with the terms and conditions of a mineral property acquisition agreement dated April 12, 2007 (the “Option Agreement”) among the Issuer and certain mineral property vendors which included Integrity Capital Group LLC (collectively, the “Vendors”), the Vendors granted to the Issuer the sole and exclusive option to acquire a 100% undivided beneficial and registerable interest in and to certain unencumbered mineral property interests in consideration of the sale and transfer by one of the Issuer’s founding shareholder/affiliates to the Vendors of an aggregate of 1,775,000 post reverse split shares of the Issuer at a purchase price of $0.0001 per share.  Effective May 7, 2007, the Issuer completed the terms and conditions of the Option Agreement, thus requiring the founding shareholder/affiliate of the Issuer to transfer to Integrity Capital Group LLC an aggregate 1,402,515 post reverse split shares of the Issuer’s common stock.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person entered into the transactions described in Item 3 above as part of the Reporting Person’s overall investment strategy, and also due to his desire to invest in the Issuer as an officer and director of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)
Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of December 2, 2009, the Reporting Person is the beneficial owner of an aggregate of 11,801,567 (or approximately 41.8%) of the Issuer’s equity securities.

b)
Power to Vote or Dispose of Shares.

For the purposes of this Statement, the Reporting Person is reporting herein that as of December 2, 2009, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,629,052 shares of the Issuer’s common stock (or approximately 9.3%) of the Issuer’s issued and outstanding common stock.

In addition, for the purposes of this Statement, the Reporting Person is reporting herein that as of December 2, 2009, the Reporting Person had the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, an additional 9,172,515 shares of the Issuer’s common stock (or approximately 32.5%) of the Issuer’s issued and outstanding common stock.

c)
Transactions Within the Past 60 Days.

As of December 2, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

d)
Certain Rights of Other Persons.

As of December 2, 2009, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities except as described with indirect or shared ownership in this report.

e)	Date the Reporting Person Ceased To Be Beneficial Owner of More than 5% of the Issuer’s Common Shares. Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Other than advised in this filing, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2010	By:	/s/ HAROLD W. GARDNER
Harold W. Gardner